SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2002
                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|    Form 20-F         |_|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|    Yes               |X|      No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated December 2, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein are the Registrant's unaudited consolidated financial statements for the quarter ended September 30, 2002.

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ELSCINT LIMITED
                                      (Registrant)


                                      By:   /s/ Rachel Lavine
                                          ----------------------------------
                                          Name: Rachel Lavine
                                          Title: President

Dated:  December 5, 2002.

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.            DESCRIPTION
-----------            -----------

1.                     Press release dated December 2, 2002.

2.                     Unaudited consolidated financial statements.

                                    EXHIBIT 1
                                    ---------

Elscint Ltd. Announces Third Quarter 2002 Results
-------------------------------------------------

Monday, December 2, 4:44 p.m. ET

TEL-AVIV, Israel, Dec. 2 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE: ELT -
News), a subsidiary of Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News), today announced its results for the quarter ended September 30, 2002, and for the nine month period ended September 30, 2002.

The Company recently announced that it has signed an agreement with an unrelated third party ("the Purchaser") for the sale of the manufacturing, assembly, engineering and integration operations (mainly for medical imaging equipment) of its sub-assemblies and components segment located at its Ma'alot facility in Northern Israel.

Upon consummation of the transaction, the activities of the Company in the sub-assemblies and components segment in particular, and in the medical imaging area in general, will as a practical matter be discontinued. As a result, the accompanying financial tables reflect the assets and liabilities, which relate to the discontinuing operations in separate categories in the balance sheet, namely as "assets/liabilities relating to discontinuing operations." In addition, the transactions relating to the aforesaid operations are included in a separate category in the statement of operations entitled "income from discontinuing operations." The comparative figures for prior years have been reclassified in order to reflect these changes, retroactively, for all reported periods, by the presentation of the assets, liabilities, revenues and expenses which relate to the discontinuing operations separately from those which relate to the continuing operations.

Third Quarter Results
---------------------

Consolidated revenues for the third quarter of 2002 were NIS 53.4 million (US$11.0 million), as compared with NIS 43.4 million reported in the parallel quarter last year. The increase in revenues is attributable to the hotel division, primarily due to the commencement of operations at the Victoria London Hotel and the Sherlock Holmes Hotel, also in London, as well as to an increase in the exchange rate of the Euro against the NIS during the three-month period ended September 30, 2002.

Gross profit for the third quarter of 2002 was NIS 22.9 million (US$4.7 million) as compared with NIS 12.8 million in the corresponding quarter of 2001. This increase is primarily due to the increase in revenue from the hotel division.

Operating loss in the third quarter of 2002 was NIS 4.6 million (US$0.9 million) as compared with NIS 1.7 million for the corresponding quarter of last year. The increase is derived mainly from an increase in general and administrative expenses, which resulted primarily from dividend payments of NIS 3.4 million (US$0.7 million) with respect to shares which are held by employees, and which are recorded as an expense in the statement of operation.

Net income from continuing operations for the third quarter of 2002 was NIS 9.0 million (US$1.8 million), or NIS 0.54 (US$0.11) per share, as compared with NIS
17.9 million, or NIS 1.07 per share, for the same quarter last year.

Net income from continuing operations is attributable mainly to net finance income, which totaled NIS 14.6 million (US$3.0 million) for the three month period ended September 30,2002 as compared with NIS 28.2 million during the same period of the previous year. This finance income was derived primarily from devaluation (NIS against the US$) of 2.14% net of inflationary erosion of 0.65% in the three month period ended September 30, 2002 as compared with devaluation (NIS against the US$) of 4.56% net of inflationary erosion of 0.9% in the same period of the previous year.

Net income from discontinuing operations for the third quarter of 2002 was NIS
0.3 (US$0.07 million) as compared with NIS 14.5 million for the same quarter last year mainly due to exchange rate fluctuations.

Nine Month Results

Consolidated revenues for the first nine months ended September 30, 2002 totaled NIS 156.7 million (US$32.1 million) as compared with NIS 108.6 million reported in the nine-month period ended September 30, 2001. The increase in revenues is attribute to the hotel division, primarily due to the commencement of operations at the Victoria London Hotel and the Sherlock Holmes Hotel, also in London, as well as an increase in the exchange rate of the Euro against the NIS during the nine-month period ended September 30, 2002.

Gross profit for the first nine months of 2002 was NIS 57.1 million (US$11.7 million) as compared with NIS 34.1 million in the corresponding period of 2001. This increase is primarily due to the increase in revenue from the hotel division.

Operating loss in the first nine months of 2002 increased to NIS 15.5 million (US$3.2 million) as compared with NIS 4.9 million in the same period of the previous year. This increase is derived from an increase in the hotels' depreciation and operational expenses, primarily due to commencement of operations at the Victoria London Hotel and Sherlock Holmes Hotels in London; as well as an increase in general and administrative expenses primarily due to dividend payments of NIS 3.4 million (US$0.7 million) with respect to shares which are held by employees, and which are recorded as an expense in the statement of operation. This increase was partially offset by the increase in the gross profit of the hotels' division.

Net income from continuing operations was NIS 12.9 million (US$2.6 million) or NIS 0.77 (US$0.16) per share as compared with NIS 19.7 million or NIS 1.18 per share, for the corresponding period of 2001.

Net income from continuing operations is attributable mainly to net finance income, which totaled NIS 26.2 million (US$5.4 million) for the nine month period ended September 30,2002 as compared with NIS 49.5 million during the same period of the previous year. This finance income was derived primarily from devaluation (NIS against the US$) of 10.3% net of inflationary erosion of 7% in the nine month period ended September 30,2002 as compared with devaluation (NIS against the US$) of 7.8% net of inflationary erosion of 2% in the same period of the previous year.

Net income from discontinuing operations for the first nine month period ended September 30,2002 was NIS 34.8 (US$7.1 million) as compared with NIS 26.6 million for the same period last year.

About Elscint Limited
---------------------

Elscint Limited generates revenues and earnings through two principal ventures: leisure and technology. It has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the commercial and entertainment center at Herzlia Marina. In the medical device sector, Elscint's Ma'alot facility in northern Israel manufactures medical and other components for customers engaged in various technology and medical device businesses.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

                   ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                  CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                                  Convenience
                                                                  translation
                                   September 30,   December 31,  September 30,
                                  2002      * 2001   *  2001          2002
                                    (Unaudited)     (Audited)     (Unaudited)
                                                                      U.S.$
                                     Adjusted NIS (thousands)     (thousands)

    ASSETS

    Current Assets
    Cash and cash equivalents     199,598    351,488   295,287     40,977
    Short-term investments and
     deposits                     161,509    217,901   155,401     33,157
    Accounts and notes
     receivable - trade            21,325     16,647    14,870      4,378
    Other accounts receivable
     and prepaid expenses          28,325     22,756    21,426      5,815
    Inventories                     3,334      3,372     3,469        684

                                  414,091    612,164   490,453     85,011

    Long-term Accounts and
     Investments
    Investments, loans and
     long-term receivables        360,721    327,549   359,670     74,055
    Investments in affiliated
     company                           --     43,142        --         --
    Venture capital investment     37,375     29,133    29,656      7,673

                                  398,096    399,824   389,326     81,728

    Fixed Assets, Net           1,604,035  1,299,736 1,366,248    329,303

    Other Assets, Net              11,351      8,658    11,983      2,330

    Assets Related to
     Discontinuing Operation      170,569    166,290   191,415     35,017

                                2,598,142  2,486,672 2,449,425    533,389

    (1) Prepared in accordance with Israeli GAAP

     * Reclassified.


                   ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                  CONDENSED CONSOLIDATED BALANCE SHEETS (1)

                                                                  Convenience
                                                                  translation
                                   September 30,   December 31,  September 30,
                                 2002      * 2001   *  2001          2002
                                    (Unaudited)     (Audited)     (Unaudited)
                                                                      U.S.$
                                     Adjusted NIS (thousands)     (thousands)

    LIABILITIES AND
     SHAREHOLDERS' EQUITY

    Current Liabilities
    Short-term credits            504,135    573,634   449,035     103,497
    Accounts payable - trade       51,122     29,033    27,323      10,495
    Accrued liabilities            57,104     54,049    48,870      11,723
    Advance from customer in
     respect of project in
     progress, net                     --      4,130     1,545          --
    Dividend declared              93,430         --        --      19,181

                                  705,791    660,846   526,773     144,896


    Long-term Liabilities
    Long-term debts               633,947    552,044   604,154     130,147
    Deferred income tax
     liability                     10,124      7,425    18,381       2,078
    Liability for employee
     severance benefits, net          301        835       363          62

                                  644,372    560,304   622,898     132,287

    Liabilities Related to
     Discontinuing Operations     202,522    233,856   256,636      41,577

    Minority interest              30,559     27,693    28,047       6,274
    Shareholders' Equity        1,014,898  1,003,973 1,015,071     208,355

                                2,598,142  2,486,672 2,449,425     533,389

    (1) Prepared in accordance with Israeli GAAP

     * Reclassified.


                     ELSCINT LIMITED AND SUBSIDIARY COMPANIES
              CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)

                          Nine months ended       Three months ended
                             September 30,           September 30,
                          2002       *  2002       2002      * 2001
                             (Unaudited)             (Unaudited)
                                   Adjusted NIS (thousands)

    Revenues

    Operating and
     managing hotels     155,221      100,987      53,373      41,448
    Revenue from long-
     term contracts        1,545        7,685          --       1,968
                         156,766      108,672      53,373      43,416

    Cost of revenues

    Hotels operations     98,210       68,295      30,481      29,156
    Cost of long-term
     contracts             1,479        6,253          --       1,500
                          99,689       74,548      30,481      30,656

    Gross profit          57,077       34,124      22,892      12,760

    Hotels' depreciation,
     amortization and
     operation expenses   44,878       20,174      16,823       8,514
    Initial expenses
     (income), net         1,663        1,336        (368)        238
    General and
     administrative
     Expenses             26,053       17,524      11,006       5,719

    Operating loss       (15,517)      (4,910)     (4,569)     (1,711)

    Finance income, net   26,154       49,536      14,644      28,272
    Other (expenses)
     income, net            (459)     (10,706)        120     (11,158)

    Income before
     income taxes         10,178       33,920      10,195      15,403
    Income taxes          (2,364)       4,302       1,420         143

    Income after income
     taxes                12,542       29,618       8,775      15,260

    The Company's share
     in (loss) income
     of affiliated
     company                  --       (9,945)         --       2,519
    Minority interest in
     loss of a subsidiary,
     net                     321           11         186         144
    Net income from
     continuing
     operations           12,863       19,684       8,961      17,923
    Net income from
     discontinuing
     operations           34,758       26,578         348      14,557

    Net income            47,621       46,262       9,309      32,480

    (1) Prepared in accordance with Israeli GAAP

     *  Reclassified.


                   ELSCINT LIMITED AND SUBSIDIARY COMPANIES
              CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)


                                               Convenience       Convenience
                                               translation       translation
                                               Nine months       Three months
                             Year ended           ended             ended
                             December 31,      September 30,    September 30,
                               * 2001              2002              2002
                              (Audited)                  (Unaudited)
                             Adjusted NIS             U.S.$ (thousands)
                              (thousands)

    Revenues

    Operating and              142,564           31,866             10,957
     managing hotels
    Revenue from long-
     term contracts             10,269              317                 --
                               152,833           32,183             10,957

    Cost of revenues

    Hotels operations           98,151           20,162              6,258
    Cost of long-term
     contracts                   7,486              304                 --
                               105,637           20,466              6,258

    Gross profit                47,196           11,717              4,699

    Hotels' depreciation,
     amortization
     and operation
     expenses                   32,307            9,213              3,454
    Initial expenses
     (income), net               4,055              341                (76)
    General and
     administrative
     Expenses                   26,408            5,349              2,259

    Operating loss             (15,574)          (3,186)              (938)

    Finance income, net         79,335            5,369              3,006
    Other (expenses)
     income, net               (17,043)             (94)                25

    Income before
     income taxes               46,718            2,089              2,093
    Income taxes                 5,511             (485)               292

    Income after income
     taxes                      41,207            2,574              1,801

    The Company's share
     in (loss) income
     of affiliated
     company                    (9,945)              --                 --
    Minority interest in
     loss of a subsidiary,
     net                         1,319               66                 38
    Net income from
     continuing
     operations                 32,581            2,640              1,839
    Net income  from
     discontinuing              25,683            7,135                 72
     operations

    Net income                  58,264            9,775              1,911

    (1) Prepared in accordance with Israeli GAAP

     *  Reclassified.

                   ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                  CONDENSED CONSOLIDATED BALANCE SHEETS (1)


                           Nine months ended       Three months ended
                             September 30,           September 30,
                          2002       *  2002       2002      * 2001
                             (Unaudited)             (Unaudited)
                                         Adjusted NIS

    Basic earnings per ordinary share (NIS 0.05 par value) from:

    Continuing
     operations            0.77         1.18       0.54        1.07
    Discontinuing
     operation             2.08         1.59       0.02        0.87

                           2.85         2.77       0.56        1.94
    Diluted earnings per ordinary share (NIS 0.05 par value) from:

    Continuing
     operations            0.57         1.18       0.52        1.07
    Discontinuing
     operations            1.99         1.59       0.02        0.87

                           2.56         2.77       0.54        1.94


    (1) Prepared in accordance with Israeli GAAP

     *  Reclassified
                                               Convenience       Convenience
                                               translation       translation
                                               Nine months       Three months
                             Year ended           ended             ended
                             December 31,      September 30,    September 30,
                               * 2001              2002              2002
                              (Audited)                  (Unaudited)
                             Adjusted NIS                   U.S.$

    Basic earnings per ordinary share (NIS 0.05 par value) from:

    Continuing
     operations                  1.95              0.16              0.11
    Discontinuing
     operation                   1.54              0.43                --

                                 3.49              0.59              0.11

    Diluted earnings per ordinary share (NIS 0.05 par value) from:

    Continuing
     operations                  1.95              0.12              0.11
    Discontinuing
     operations                  1.54              0.41                --

                                 3.49              0.53              0.11


    (1) Prepared in accordance with Israeli GAAP

     *  Reclassified

                                    EXHIBIT 2
                                    ---------










                                 ELSCINT LIMITED
                            AND SUBSIDIARY COMPANIES
                             CONDENSED CONSOLIDATED

                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2002
                                   (UNAUDITED)

Elscint Limited and Subsidiary Companies

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 (UNAUDITED)
--------------------------------------------------------------------------------







CONTENTS

                                                                      PAGE
                                                                   ----------


Review Report of Condensed Consolidated Financial Statements           2


Condensed Consolidated Balance Sheets                                 3-4


Condensed Consolidated Statements of Operations                       5-6


Condensed Consolidated Statements of Shareholders' Equity             7-8


Condensed Consolidated Statements of Cash Flows                       9-12


Notes to the Condensed Consolidated Financial Statements             13-24

The Board of Directors
Elscint Limited
---------------

REVIEW REPORT OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTHS AND THREE-MONTHS PERIODS ENDED SEPTEMBER 30, 2002

At your request, we reviewed the interim consolidated balance sheet of Elscint Limited and its subsidiaries as of September 30, 2002, and the related condensed consolidated statements of operations, shareholders' equity and cash flows for the nine-months and three-months periods then ended.

Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of the Shareholders' Meetings and of the Board of Directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as of September 30, 2002 constitute 66% of the total consolidated assets and whose revenues constitute 33% and 32% of the total continuing and discontinuing consolidated revenue for the nine months and three months then ended respectively, have been reviewed by other auditors. Furthermore, the data included in the financial statements relating to net asset value of the Company's investments in affiliate and to its equity in its operating results is based on the financial statements of such affiliate, which was reviewed by another auditor.

The foregoing procedures, which are limited in scope, do not constitute an examination made in accordance with generally accepted auditing standards. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of the other auditors referred to above, nothing came to our attention which would indicate the necessity of making material changes to the interim consolidated financial statements in order for them to be in conformity with generally accepted accounting principles in Israel.

As discussed in Note 5 to the accompanying consolidated financial statements, the Company is defendant in lawsuits and was served with additional claims out of which two claims were filed in Israel with a request for a recognition as representative claims.

SOMEKH CHAIKIN
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Haifa, November 27, 2002

Elscint Limited and Subsidiary Companies

CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS OF SEPTEMBER 2002


                                                                                                         CONVENIENCE
                                                                                                         TRANSLATION
                                                                     SEPTEMBER 30,                        (NOTE 2B)
                                                              --------------------------  DECEMBER 31,   SEPTEMBER 30,
                                                                 2002          * 2001       * 2001           2002
                                                              ----------      ----------  -----------    -------------
                                                                   (UNAUDITED)             (AUDITED)      (UNAUDITED)
                                                              --------------------------  -----------    -------------
                                                                                                             U.S.$
                                                                    ADJUSTED NIS (THOUSANDS)              (THOUSANDS)
                                                              --------------------------------------     ------------

 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents                                       199,598       351,488        295,287          40,977
 Short-term investments and deposits                             161,509       217,901        155,401          33,157
 Accounts and notes receivable - trade                            21,325        16,647         14,870           4,378
 Other accounts receivable and prepaid expenses                   28,325        22,756         21,426           5,815
 Inventories                                                       3,334         3,372          3,469             684
                                                              ----------      ----------  -----------    -------------
                                                                 414,091       612,164        490,453          85,011
                                                              ----------      ----------  -----------    -------------

 LONG-TERM ACCOUNTS AND INVESTMENTS
 Investments, loans and long-term receivables                    360,721       327,549        359,670          74,055
 Investments in affiliated company                                     -        43,142              -               -
 Venture capital investment                                       37,375        29,133         29,656           7,673
                                                              ----------      ----------  -----------    -------------
                                                                 398,096       399,824        389,326          81,728
                                                              ----------      ----------  -----------    -------------
 FIXED ASSETS, NET                                             1,604,035       1,299,736    1,366,248         329,303
                                                              ----------      ----------  -----------    -------------
 OTHER ASSETS, NET                                                11,351         8,658         11,983           2,330
                                                              ----------      ----------  -----------    -------------
 ASSETS RELATED TO DISCONTINUING OPERATION
    (SEE NOTE 3)                                                 170,569       166,290        191,415          35,017

                                                               2,598,142       2,486,672    2,449,425         533,389
                                                              ==========      ==========  ===========    =============

* Reclassified.




The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies

CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS OF SEPTEMBER 2002

                                                                                                         CONVENIENCE
                                                                                                         TRANSLATION
                                                                                                          (NOTE 2B)
                                                                  SEPTEMBER 30,           DECEMBER 31,    SEPTEMBER 30,
                                                                 2002          * 2001       * 2001           2002
                                                              ----------      ----------  -----------    -------------
                                                                   (UNAUDITED)             (AUDITED)     (UNAUDITED)
                                                              --------------------------  -----------    -------------
                                                                                                            U.S.$
                                                                    ADJUSTED NIS (THOUSANDS)             (THOUSANDS)
                                                              --------------------------------------     ------------

 LIABILITIES AND
  SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
 Short-term credits                                             504,135         573,634        449,035         103,497
 Accounts payable - trade                                        51,122          29,033         27,323          10,495
 Accrued liabilities                                             57,104          54,049         48,870          11,723
 Advance from customer in respect of project
   in progress, net                                                   -           4,130          1,545               -
 Dividend declared                                               93,430               -              -          19,181
                                                              ----------      ----------  -----------    -------------
                                                                705,791         660,846        526,773         144,896
                                                              ----------      ----------  -----------    -------------

 LONG-TERM LIABILITIES
 Long-term debts                                                633,947         552,044        604,154         130,147
 Deferred income tax liability                                   10,124           7,425         18,381           2,078
 Liability for employee severance benefits, net                     301             835            363              62
                                                              ----------      ----------  -----------    -------------

                                                                644,372         560,304        622,898         132,287
                                                              ----------      ----------  -----------    -------------

 LIABILITIES RELATED TO DISCONTINUING OPERATIONS
   (SEE NOTE 3)                                                 202,522         233,856        256,636          41,577
                                                              ----------      ----------  -----------    -------------

 MINORITY INTEREST                                               30,559          27,693         28,047           6,274
                                                              ----------      ----------  -----------    -------------

 CONTINGENCIES AND COMMITMENTS (SEE NOTE 5)

 SHAREHOLDERS' EQUITY                                         1,014,898       1,003,973      1,015,071         208,355
                                                              ----------      ----------  -----------    -------------

                                                              2,598,142       2,486,672      2,449,425         533,389
                                                              ==========      =========   ============   ==============
* Reclassified.
Date: November 27, 2002

                     /s/ A.R. Goren                               /s/ R. Lavine                /s/ U. Levin
                     ----------------------------------           -----------------------      ------------------------
                     A.R. Goren                                   R. Lavine                    U. Levin
                     Chairman of the Board of Directors           President                    C.F.O


The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS OF SEPTEMBER 2002

                                                                                                         CONVENIENCE   CONVENIENCE
                                                                                                         TRANSLATION   TRANSLATION
                                                                                                          (NOTE 2B)     (NOTE 2B)
                                                                                                         NINE MONTHS   THREE MONTHS
                                          NINE MONTHS ENDED        THREE MONTHS ENDED     YEAR ENDED       ENDED          ENDED
                                            SEPTEMBER 30,            SEPTEMBER 30,        DECEMBER 31,   SEPTEMBER 30, SEPTEMBER 30,
                                         --------------------     --------------------   --------------  -----------   -------------
                                           2002       * 2001        2002       * 2001      * 2001           2002          2002
                                         --------    --------     --------    --------    -----------    -----------   -------------
                                            (UNAUDITED)              (UNAUDITED)          (AUDITED)           (UNAUDITED)
                                         --------------------     --------------------   -----------    ---------------------------
                                                          ADJUSTED NIS (THOUSANDS)                         U.S.$ (THOUSANDS)
                                         -----------------------------------------------------------    ---------------------------
 REVENUES

 Operating and managing hotels              155,221     100,987       53,373       41,448       142,564       31,866       10,957
 Revenue from long-term contracts             1,545       7,685            -        1,968        10,269          317            -
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------
                                            156,766     108,672       53,373       43,416       152,833       32,183       10,957
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------
 COST OF REVENUES

 Hotels operations                           98,210      68,295       30,481       29,156        98,151       20,162        6,258
 Cost of long-term contracts                  1,479       6,253            -        1,500         7,486          304            -
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------
                                             99,689      74,548       30,481       30,656       105,637       20,466        6,258
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------

 GROSS PROFIT                                57,077      34,124       22,892       12,760        47,196       11,717        4,699

 Hotels' depreciation, amortization
  and operation expenses                     44,878      20,174       16,823        8,514        32,307        9,213        3,454
 Initial expenses (income), net               1,663       1,336         (368)         238         4,055          341          (76)
 General and administrative
   expenses                                  26,053      17,524       11,006        5,719        26,408        5,349        2,259
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------

 OPERATING LOSS                             (15,517)     (4,910)      (4,569)      (1,711)      (15,574)      (3,186)        (938)

 Finance income, net                         26,154      49,536       14,644       28,272        79,335        5,369        3,006
 Other (expenses) income, net                  (459)    (10,706)         120      (11,158)      (17,043)         (94)          25
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------
Income before income taxes                   10,178      33,920       10,195       15,403        46,718        2,089        2,093
 Income taxes                                (2,364)      4,302        1,420          143         5,511         (485)         292
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------
Income after income taxes                    12,542      29,618        8,775       15,260        41,207        2,574        1,801

 The Company's share in (loss) income
 of affiliated company                            -      (9,945)           -        2,519        (9,945)           -            -

 Minority interest in loss
  of a subsidiary, net                          321          11          186          144         1,319           66           38
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------

 NET INCOME FROM CONTINUING
   OPERATIONS                                12,863      19,684         8,961      17,923        32,581        2,640        1,839
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------

 NET INCOME  FROM
   DISCONTINUING OPERATION
   (SEE NOTE 3)                              34,758      26,578          348      14,557         25,683        7,135           72
                                         ----------  ----------   ----------   ----------   -----------    -----------   -----------

 NET INCOME                                  47,621      46,262        9,309      32,480         58,264        9,775        1,911
                                         ==========  ==========   ==========   ==========   ===========    ===========   ===========


*  Reclassified.

The accompanying notes are an integral part of the financial statements.


                                                                                                         CONVENIENCE   CONVENIENCE
                                                                                                         TRANSLATION   TRANSLATION
                                                                                                          (NOTE 2B)     (NOTE 2B)
                                                                                                         NINE MONTHS   THREE MONTHS
                                          NINE MONTHS ENDED        THREE MONTHS ENDED     YEAR ENDED       ENDED          ENDED
                                            SEPTEMBER 30,            SEPTEMBER 30,        DECEMBER 31,   SEPTEMBER 30, SEPTEMBER 30,
                                         --------------------     --------------------   --------------  -----------   -------------
                                           2002       * 2001        2002       * 2001      * 2001           2002          2002
                                         --------    --------     --------    --------    -----------    -----------   -------------
                                            (UNAUDITED)              (UNAUDITED)          (AUDITED)           (UNAUDITED)
                                         --------------------     --------------------   -----------    ---------------------------
                                                          ADJUSTED NIS (THOUSANDS)                         U.S.$ (THOUSANDS)
                                         -----------------------------------------------------------    ---------------------------
 BASIC EARNINGS
 PER ORDINARY SHARE (NIS 0.05
 PAR VALUE) FROM:

 Continuing operations                       0.77        1.18         0.54        1.07          1.95           0.16           0.11
 Discontinuing operation                     2.08        1.59         0.02        0.87          1.54           0.43              -
                                         --------    --------     --------    --------   -----------    -----------   -------------

                                             2.85        2.77         0.56        1.94          3.49           0.59           0.11
                                         ========    ========     ========    ========   ===========    ===========   =============

 DILUTED EARNINGS PER ORDINARY SHARE (NIS 0.05 PAR VALUE) FROM:

 Continuing operations                       0.57        1.18         0.52        1.07          1.95           0.12           0.11
 Discontinuing operations                    1.99        1.59         0.02        0.87          1.54           0.41              -
                                         --------    --------     --------    --------   -----------    -----------   -------------

                                             2.56        2.77         0.54        1.94          3.49           0.53           0.11
                                         ========    ========     ========    ========   ===========    ===========   =============







*  Reclassified.

Elscint Limited and Subsidiary Companies

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS OF SEPTEMBER 2002

                                                                                            LOANS TO
                                                                 CUMULATIVE                 EMPLOYEES
                                                                 FOREIGN                    FOR
                                                                 CURRENCY                   PURCHASE OF   TOTAL
                                         SHARE       CAPITAL     TRANSLATION   RETAINED     COMPANY'S     SHAREHOLDERS'
                                         CAPITAL     SURPLUS     ADJUSTMENTS   EARNINGS     SHARES        EQUITY
                                         ---------   ----------  -----------   -----------  ------------  ---------------
                                                                    ADJUSTED NIS (THOUSANDS)
                                         --------------------------------------------------------------------------------
 BALANCE AS OF JANUARY 1, 2002
 (AUDITED)                                   5,439     739,679         3,420       279,588       (13,055)     1,015,071

 CHANGES DURING THE NINE
 MONTHS ENDED
 SEPTEMBER 30, 2002 (UNAUDITED)

 Net income for the period                       -           -             -        47,621             -         47,621
 Foreign currency translation
 adjustment                                      -           -        41,636             -             -          41,636
 Employee shares which were
   returned to pool                             (2)       (504)            -             -           506              -
 Erosion net of interest on loan
   to employees                                 (3)       (306)                                      309              -
 Dividends declared  *                           -           -             -       (89,430)            -        (89,430)
                                         ---------   ----------  -----------   -----------  ------------  ---------------

 BALANCE AS OF
 SEPTEMBER 30, 2002 (UNAUDITED)              5,434     738,869        45,056       237,779       (12,240)     1,014,898
                                         =========   ==========  ===========   ===========  ============  ===============
 BALANCE AS OF JANUARY 1, 2001
 (AUDITED)                                   5,397     726,666       (12,771)      221,324             -        940,616

 CHANGES DURING THE NINE
 MONTHS ENDED
 SEPTEMBER 30, 2001 (UNAUDITED)

 Net income for the period                       -           -             -        46,262             -         46,262
 Foreign currency translation
 adjustment                                      -           -        17,095             -             -         17,095
                                         ---------   ----------  -----------   -----------  ------------  ---------------

 BALANCE AS OF SEPTEMBER 30,
 2001 (UNAUDITED)                            5,397     726,666         4,324       267,586             -      1,003,973
                                         =========   ==========  ===========   ===========  ============  ===============



  * Not including a dividend in the amount of NIS 3,429 thousand, in respect of shares which are held by employees which was recorded as an expense in the statement of operations.


The accompanying notes are an integral part of the financial statements.

                                                                                            LOANS TO
                                                                 CUMULATIVE                 EMPLOYEES
                                                                 FOREIGN                    FOR
                                                                 CURRENCY                   PURCHASE OF   TOTAL
                                         SHARE       CAPITAL     TRANSLATION   RETAINED     COMPANY'S     SHAREHOLDERS'
                                         CAPITAL     SURPLUS     ADJUSTMENTS   EARNINGS     SHARES        EQUITY
                                         ---------   ----------  ------------  -----------  ------------  -------------
                                                                    ADJUSTED NIS (THOUSANDS)
                                         --------------------------------------------------------------------------------
 BALANCE AS OF JULY 1, 2002
 (UNAUDITED)                                5,435       739,176        33,428     317,900      (12,548)      1,083,391

 CHANGES DURING THE THREE
 MONTHS ENDED SEPTEMBER 30,
 2002 (UNAUDITED)

 Net income for the period                      -             -             -       9,309            -           9,309
 Foreign currency translation
 Adjustment                                     -             -        11,628           -            -          11,628
 Employee shares which were
   returned to pool                            (1)         (405)            -           -          406               -
 Interest net of erosion on loan
   to employees                                 -            98             -           -          (98)              -
 Dividends declared  *                          -             -             -     (89,430)           -         (89,430)
                                         ---------   ----------  ------------  -----------  ------------  -------------
 BALANCE AS OF SEPTEMBER 30,
 2002 (UNAUDITED)                           5,434       738,869        45,056     237,779      (12,240)      1,014,898
                                         =========   ==========  ============  ===========  ============  ===============
 BALANCE AS OF JULY 1, 2001
  (UNAUDITED)                               5,397       726,666       (13,427)    235,106            -         953,742
 CHANGES DURING THE THREE
 MONTHS ENDED SEPTEMBER 30,
 2001 (UNAUDITED)
  Net income for the period                     -             -             -      32,480            -          32,480
  Foreign currency
   translation adjustments                      -             -        17,751           -            -          17,751
                                         ---------   ----------  ------------  -----------  ------------  -------------
 BALANCE AS OF SEPTEMBER 30,
  2001 (UNAUDITED)                          5,397       726,666         4,324     267,586            -       1,003,973
                                         =========   ==========  ============  ===========  ============  ===============
 BALANCE AS OF JANUARY 1,
 2001(AUDITED)                              5,397       726,666       (12,771)    221,324            -         940,616
 CHANGES DURING THE YEAR
  (AUDITED)
 Net income for the year                        -             -             -      58,264            -          58,264
 Issuance of shares to employees               42        13,013             -           -      (13,055)              -
 Foreign currency
  translation adjustments                       -             -        16,191           -            -          16,191
                                         ---------   ----------  ------------  -----------  ------------  -------------
 BALANCE AS OF DECEMBER 31,
  2001 (AUDITED)                            5,439       739,679         3,420     279,588      (13,055)      1,015,071
                                         =========   ==========  ============  ===========  ============  ===============


  * Not including a dividend in the amount of NIS 3,429 thousand, in respect of shares which are held by employees which was recorded as an expense in the statement of operations.

The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS OF SEPTEMBER 2002


                                                                                                         CONVENIENCE   CONVENIENCE
                                                                                                         TRANSLATION   TRANSLATION
                                                                                                          (NOTE 2B)     (NOTE 2B)
                                                                                                         NINE MONTHS   THREE MONTHS
                                          NINE MONTHS ENDED        THREE MONTHS ENDED     YEAR ENDED       ENDED          ENDED
                                            SEPTEMBER 30,            SEPTEMBER 30,        DECEMBER 31,   SEPTEMBER 30, SEPTEMBER 30,
                                         --------------------     --------------------   --------------  ------------  -------------
                                           2002       * 2001        2002       * 2001      * 2001           2002          2002
                                         --------    --------     --------    --------    -----------    -----------   -------------
                                            (UNAUDITED)              (UNAUDITED)          (AUDITED)      (UNAUDITED)    (UNAUDITED)
                                         --------------------     --------------------   -----------    ---------------------------
                                                                                                          U.S.$            U.S.$
                                                          ADJUSTED NIS (THOUSANDS)                      (THOUSANDS)     (THOUSANDS)
                                         -----------------------------------------------------------    ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:


Net income                                    47,621       46,262       9,309      32,480       58,264        9,775         1,911
Adjustments to reconcile net
  income to net cash
  provided by (used in) operating
activities from
  continuing operations (A)                  (38,064)     (25,236)     (1,507)    (34,759)     (22,212)      (7,814)         (309)
                                            ---------    ---------    --------    --------    ---------     --------       -------

Net cash  provided by (used in)
Operating activities from
continuing operations                          9,557       21,026       7,802      (2,279)      36,052        1,961         1,602

Net cash provided by
Operating activities from
discontinuing operation                        2,654        6,319      13,427       9,672        3,802          545         2,757
                                            ---------    ---------    --------    --------    ---------     --------       -------

NET CASH PROVIDED BY
 OPERATING ACTIVITIES                         12,211       27,345      21,229       7,393       39,854        2,506         4,359
                                            ---------    ---------    --------    --------    ---------     --------       -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of affiliated company           -            -           -           -       22,351            -             -
Proceeds from sale of fixed assets               400          492         219           -          520           82            45
Purchase of fixed assets and other assets   (115,358)    (161,791)    (46,325)    (48,836)    (209,296)     (23,683)       (9,511)
Purchase of venture capital investment        (5,001)     (22,616)          -     (22,390)     (23,380)      (1,027)            -
Proceeds from sale of  long-term                             2,636         106         560        2,636          223            22
  investments and loans
Proceeds from (purchase of) short -
  term investments and loans, net                238       32,755      (1,452)     (5,879)     101,680           49          (298)
Purchase of long-term investments
 and loans                                      (436)     (23,422)          -        (299)     (47,722)         (89)            -
Purchase of investment on cost basis               -      (26,252)          -           -      (26,252)           -             -
Proceeds from investment
 in a subsidiary company (B)                       -        3,616           -           -        3,616            -             -
                                            ---------    ---------    --------    --------    ---------     --------       -------

Net cash used in investing
activities from continuing operations       (119,072)    (194,582)    (47,452)    (76,844)    (175,847)     (24,445)       (9,742)
Net cash (used in) provided by investing
activities from discontinuing operation       (1,862)     122,888      (1,193)       (475)     122,165         (382)         (245)
                                            ---------    ---------    --------    --------    ---------     --------       -------

NET CASH USED IN
  INVESTING ACTIVITIES                      (120,934)    (71,694)     (48,645)    (77,319)     (53,682)     (24,827)       (9,987)
                                            ---------    ---------    --------    --------    ---------     --------       -------


* Reclassified.

The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS OF SEPTEMBER 2002


                                                                                                         CONVENIENCE   CONVENIENCE
                                                                                                         TRANSLATION   TRANSLATION
                                                                                                          (NOTE 2B)     (NOTE 2B)
                                                                                                         NINE MONTHS   THREE MONTHS
                                          NINE MONTHS ENDED        THREE MONTHS ENDED     YEAR ENDED       ENDED          ENDED
                                            SEPTEMBER 30,            SEPTEMBER 30,        DECEMBER 31,   SEPTEMBER 30, SEPTEMBER 30,
                                         --------------------     --------------------   --------------  ------------  -------------
                                           2002       * 2001        2002       * 2001      * 2001           2002          2002
                                         --------    --------     --------    --------    -----------    -----------   -------------
                                            (UNAUDITED)              (UNAUDITED)          (AUDITED)      (UNAUDITED)    (UNAUDITED)
                                         --------------------     --------------------   -----------    ---------------------------
                                                                                                          U.S.$            U.S.$
                                                          ADJUSTED NIS (THOUSANDS)                      (THOUSANDS)     (THOUSANDS)
                                         -----------------------------------------------------------    ---------------------------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Proceeds from long-term debts                  4,591       68,887         105       19,287       83,472         943           22
Payments of long-term debt                    (8,606)      (6,508)     (1,823)      (2,348)      (8,457)     (1,767)        (374)
Change in short-term credits, net             15,217       39,175       8,273        8,494      (60,082)      3,125        1,698
                                             --------     --------    --------     --------     --------     ------       -------

NET CASH PROVIDED BY
FINANCING ACTIVITIES FROM
CONTINUING OPERATIONS                         11,202      101,554       6,555       25,433       14,933       2,301        1,346
                                             --------     --------    --------     --------     --------     ------       -------

NET EFFECT OF EXCHANGE RATE CHANGES
ON CASH                                        1,832        3,223         640        3,446        3,122         376          131
                                             --------     --------    --------     --------     --------     ------       -------

Net (decrease) increase in cash
  and cash equivalents                       (95,689)      60,428     (20,221)     (41,047)       4,227     (19,644)      (4,151)
Cash and Cash Equivalents
  at Beginning of period                     295,287      291,060     219,819      392,535      291,060      60,621       45,128
                                             --------     --------    --------     --------     --------     ------       -------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                               199,598      351,488     199,598      351,488      295,287      40,977       40,977
                                             ========     ========    ========     ========     ========     ======       =======


* Reclassified.

The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

ADJUSTED TO THE NIS OF SEPTEMBER 2002



                                                                                                         CONVENIENCE   CONVENIENCE
                                                                                                         TRANSLATION   TRANSLATION
                                                                                                          (NOTE 2B)     (NOTE 2B)
                                                                                                         NINE MONTHS   THREE MONTHS
                                          NINE MONTHS ENDED        THREE MONTHS ENDED     YEAR ENDED       ENDED          ENDED
                                            SEPTEMBER 30,            SEPTEMBER 30,        DECEMBER 31,   SEPTEMBER 30, SEPTEMBER 30,
                                         --------------------     --------------------   --------------  ------------  -------------
                                           2002       * 2001        2002       * 2001      * 2001           2002          2002
                                         --------    --------     --------    --------    -----------    -----------   -------------
                                            (UNAUDITED)              (UNAUDITED)          (AUDITED)      (UNAUDITED)    (UNAUDITED)
                                         --------------------     --------------------   -----------    ---------------------------
                                                                                                          U.S.$            U.S.$
                                                          ADJUSTED NIS (THOUSANDS)                      (THOUSANDS)     (THOUSANDS)
                                         -----------------------------------------------------------    ---------------------------
A.  ADJUSTMENTS TO RECONCILE NET INCOME
        TO NET CASH:

  INVOLVING CASH FLOW:

Discontinuing operation                   (34,758)   (26,578)      (348)   (14,557)         (25,683)       (7,136)       (71)
Depreciation and amortization              28,201     13,437      9,822      5,314           22,075         5,790      2,016
The Company's share in loss
(income) of affiliated company                  -      9,945          -     (2,519)           9,945             -          -
Decrease in value of investments
  not of a temporary nature                   338     11,647          -     11,647           13,065            69          -
Capital (gain) loss                           (69)       (62)        18          -              (87)          (14)         4
Exchange differences on
 investments and loans, net               (27,061)   (32,954)   (12,228)   (21,679)         (43,779)       (5,556)    (2,510)
Changes in liability for employee
 severance benefits, net                     (116)       171        (90)       210             (295)          (24)       (18)
Loss (profit) from evaluation of
 marketable securities                        711        (62)       389        456             (610)          146         80
Changes in deferred income taxes             (645)     1,068        159         78               73          (132)        33
Minority interest in loss of
  a subsidiary, net                          (321)       (11)      (186)      (144)          (1,319)          (66)       (38)

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in:
Accounts and notes receivable
  - trade, net                             (4,051)       513        871     (1,145)           2,371          (832)       179
Other accounts receivable and
  prepaid expenses                        (13,259)       (90)    (7,773)   (12,951)           1,415        (2,722)    (1,596)
Inventories                                   613        (68)      (199)       (58)             (79)          126        (41)
Long-term receivables                           -      2,003          -          -            3,408             -          -

Increase (Decrease) in:
Accounts payable-trade                      6,158      7,585      6,580        658              232         1,265      1,350
Accrued liabilities                         7,740     (4,095)     1,478      1,899            7,325         1,589        303
Advance from customer
 in respect of project progress, net       (1,545)    (7,685)         -     (1,968)         (10,269)         (317)         -
                                          --------   --------   --------   --------         --------       -------    -------

                                          (38,064)   (25,236)    (1,507)   (34,759)         (22,212)       (7,814)      (309)
                                          ========   ========   ========   ========         ========       =======    =======


* Reclassified.

The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


B.  ACQUISITION OF INITIALLY-CONSOLIDATED SUBSIDIARY

    In April 2001, the Company, through its wholly-owned subsidiary, achieved actual control in SC Bucuresti Turism S.A. ("Bucuresti") (until that date the investment in Bucuresti had been presented on cost basis).

    Assets and liabilities of the subsidiary company at the date of initial consolidation are as follows:


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
                                                               ADJUSTED NIS
                                                               (THOUSANDS)
                                                               ------------
       Deficit in working capital
        (excluding cash), net                                         823

       Investments on cost basis                                  132,838

       Fixed assets, net                                         (170,383)

       Deferred income tax liability                               13,426

       Minority interest                                           26,912
                                                                 ---------
                                                                    3,616
                                                                 =========


                                                                                                        CONVENIENCE   CONVENIENCE
                                                                                                        TRANSLATION   TRANSLATION
                                                                                                         (NOTE 2B)     (NOTE 2B)
                                                                                                        NINE MONTHS  THREE MONTHS
                                          NINE MONTHS ENDED        THREE MONTHS ENDED      YEAR ENDED      ENDED         ENDED
                                            SEPTEMBER 30,            SEPTEMBER 30,        DECEMBER 31, SEPTEMBER 30,   SEPTEMBER 30,
                                         --------------------     --------------------   ------------- ------------- --------------
                                           2002         2001        2002         2001        2001           2002          2002
                                         --------    --------     --------    --------   -----------    -----------   -------------
                                            (UNAUDITED)              (UNAUDITED)          (AUDITED)           (UNAUDITED)
                                         --------------------     --------------------   -----------    ---------------------------
                                                          ADJUSTED NIS (THOUSANDS)                         U.S.$ (THOUSANDS)
                                         -----------------------------------------------------------    ---------------------------
C.  SUPPLEMENTAL SCHEDULE OF
    NON-CASH TRANSACTIONS AND
    INVESTING ACTIVITIES

Purchase of fixed assets against
 accounts payable                         22,082       9,461       22,082       9,461       14,113        4,533         4,533
                                          ======       =====       ======       =====       ======        =====         =====

Sale of affiliated company
  against decrease in accrued
  liability                                    -           -            -           -       13,444            -             -
                                          ======       =====       ======       =====       ======        =====         =====

Investment grant receivable in
  respect of fixed assets                  5,169           -            -           -            -        1,061             -
                                          ======       =====       ======       =====       ======        =====         =====


The accompanying notes are an integral part of the financial statements.

Elscint Limited and Subsidiary Companies

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


NOTE 1 - GENERAL

The accompanying unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine and three months periods ending September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2001.
These financial statements should be read in conjunction with the annual audited financial statements of the Company as of December 31, 2001 and their accompanying notes.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

       A. The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel for interim financial information.

             All significant accounting policies have been applied consistently with the year ended December 31, 2001.

       B.    FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY AND ISRAELI GAAP

             i. The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index (CPI).

                  Comparative data in the statements were adjusted to the NIS of September 2002.

                  Below is data regarding the CPI and the U.S. dollar exchange rate:

                                                        EXCHANGE RATE
                                                           OF ONE
                                                         U.S. DOLLAR     CPI

                 September 30, 2002                         4.871        108.7
                 September 30, 2001                         4.355        102.2
                 December 31, 2001                          4.416        101.6

                 CHANGES DURING THE PERIOD:
                 January 1, 2002 - September 30, 2002        10.3        6.99
                 July 1, 2002 - September 30, 2002           2.14        0.65
                 January 1, 2001 - September 30, 2001        7.77        2.01
                 July 1, 2001 - September 30, 2001           4.56        0.88
                 January 1, 2001 - December 31, 2001         9.28        1.41

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

             ii. The adjusted financial statements as of September 30, 2002 and for the nine and three months periods then ended have been translated into U.S. dollars using the representative exchange rate as of that date (U.S.$ 1 = NIS 4.871). The translation was made solely for the convenience of the reader. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

       C.    EFFECT OF NEW ACCOUNTING STANDARDS NOT YET IMPLEMENTED

             i. During 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. Pursuant to this standard, the adjustment of financial statements will be discontinued as of January 1, 2003. Pursuant to the decision of the Professional Committee of the Israel Accounting Standards Board, dated November 10, 2002, application of the Standard is postponed to January 1, 2004 and, therefore, adjustment of the financial statements will be discontinued commencing January 1, 2004. Until December 31, 2003, the Company will continue to prepare financial statements adjusted in accordance with Opinion 36 of the Institute of Certified Public Accountants in Israel. Implementation of this standard may have a significant negative effect on the reported results of the Company. The extent of the effect will depend on the rate of inflation and the Company's sources of financing.

             ii. In 2001, the Israel Accounting Standards Board published Accounting Standard No.13 - Effect of Changes in the Rates of Exchange of Foreign Currency. This standard deals with translation of transactions in foreign currency and translation of financial statements of outside activities for the purpose of their inclusion in the financial statements of the reporting entity, and supersedes the provisions of Clarifications 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel, which will be discontinued upon the entry into effect of Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. At this time, it is not possible to estimate the effects of this standard on the financial statements.

             iii. In August 2002, the Israeli Accounting Standards Board
                  published Accounting Standard No. 14 - Financial Reporting for Interim Periods. The Standard provides the minimum content of financial statements for interim periods, including the disclosure required in the notes, and also details the accounting principles for recognition and measurement which are to be applied in interim-period financial statements. This Standard applies to financial statements for periods beginning on and after January 1, 2003. Restatement of comparative data for interim periods prior to the commencement date, is not required by the Standard. Nonetheless, if financial statements include comparative data for interim periods prior to the commencement date, which is not in accordance with the provisions of the Standard, a description is required to be included in the notes of the main differences between the principles provided in this Standard and those principles according to which the comparative data is prepared.

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


NOTE 3 - DISCONTINUING OPERATION DISCLOSURE



         Upon completion of the transaction, as described in Note 7.I, the activities of the Company in the sub-assemblies and components segment, in particular, and in the medical imaging area, in general will, as a practical matter, be discontinued. As a result, these financial statements include the assets and liabilities which relate to the discontinuing operation, in separate categories in the balance sheet "assets/liabilities relating to discontinuing operation". In addition, the transactions relating to the aforesaid operation were included in a separate category in the statement of operations "income from discontinuing operation". The comparative figures for prior years were reclassified in order to reflect therein, retroactively, for all reported periods, presentation of the assets, liabilities, revenues and expenses which relate to the discontinuing operation, separate from those which relate to the continuing operations.

         The following are the condensed financial data relating to discontinuing operations:

       A.    BALANCE SHEET ITEMS:


                                                                                                           CONVENIENCE
                                                                                                           TRANSLATION
                                                                                                             (NOTE 2B)
                                                                    SEPTEMBER 30,          DECEMBER 31,    SEPTEMBER 30,
                                                                2002          2001            2001             2002
                                                                ----          ----            ----             ----
                                                                    (UNAUDITED)             (AUDITED)       (UNAUDITED)
                                                                    -----------             ---------       -----------
                                                                                                                U.S.$
                                                                        ADJUSTED NIS (THOUSANDS)             (THOUSANDS)
                                                            --------------------------------------------    ------------
       ASSETS:
       Accounts and notes receivable - trade                    92,344        69,970          90,004          18,958
       Other accounts receivable and
         prepaid expenses                                       12,623        19,953          18,620           2,591
       Inventories                                              43,497        57,231          57,631           8,930
                                                               -------       -------         -------          ------
                                                               148,464       147,154         166,255          30,479
                                                               -------       -------         -------          ------
       Long-term receivables                                     9,470         6,901          11,736           1,944
                                                               -------       -------         -------          ------
       Fixed assets, net                                        12,635        12,235          13,424           2,594
                                                               -------       -------         -------          ------
       TOTAL ASSETS                                            170,569       166,290         191,415          35,017
                                                               =======       =======         =======          ======
       CURRENT LIABILITIES:
       Accounts payable - trade                                 77,826        62,320          96,163          15,977
       Accrued liabilities                                     123,512       169,932         158,776          25,357
                                                               -------       -------         -------          ------
                                                               201,338       232,252         254,939          41,334
                                                               -------       -------         -------          ------
       LONG-TERM LIABILITIES:
       Long-term debts                                             558         1,085             784             115
       Liability for employee severance
         benefits, net                                             626           519             913             128
                                                               -------       -------         -------          ------
                                                                 1,184         1,604           1,697             243
                                                               -------       -------         -------          ------
       TOTAL LIABILITIES                                       202,522       233,856         256,636          41,577
                                                               =======       =======         =======          ======


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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 3 - DISCONTINUING OPERATION DISCLOSURE (CONT'D)

       B.    STATEMENTS OF OPERATIONS:


                                                                                                    CONVENIENCE     CONVENIENCE
                                                                                                    TRANSLATION     TRANSLATION
                                                                                                     (NOTE 2B)       (NOTE 2B)
                                                                                                    NINE MONTHS    THREE MONTHS
                                 NINE MONTHS ENDED        THREE MONTHS ENDED      YEAR ENDED          ENDED            ENDED
                                   SEPTEMBER 30,            SEPTEMBER 30,        DECEMBER 31,      SEPTEMBER 30,     SEPTEMBER 30,
                                --------------------     --------------------   -------------      --------------- --------------
                                  2002         2001        2002         2001        2001               2002            2002
                                --------    --------     --------    --------   -----------        -----------     -------------
                                   (UNAUDITED)              (UNAUDITED)          (AUDITED)               (UNAUDITED)
                                --------------------     --------------------   -----------        ---------------------------
                                                 ADJUSTED NIS (THOUSANDS)                             U.S.$ (THOUSANDS)
                                -----------------------------------------------------------        ---------------------------

 Sales                            315,865     285,759     114,588     92,993        402,804            64,846           23,525
 Cost of sales                    275,612     263,725     104,572     85,510        368,829            56,582           21,468
                                  -------     -------     -------     ------        -------            ------           ------
 GROSS PROFIT                      40,253      22,034      10,016      7,483         33,975             8,264            2,057
 Sales and marketing expenses         879         914         263        209            984               180               54
 General and administration
   Expenses                         7,070      10,335       2,296      2,131         12,457             1,452              471
                                  -------     -------     -------     ------        -------            ------           ------
 OPERATING INCOME                  32,304      10,785       7,457      5,143         20,534             6,632            1,532
 Finance
  Expenses, net                   (10,295)     (8,720)     (5,023)    (9,955)       (12,696)           (2,114)          (1,032)
 Other income (expenses), net      16,211      24,513      (2,052)    19,369         17,845             3,328             (421)
                                  -------     -------     -------     ------        -------            ------           ------
 INCOME BEFORE INCOME TAXES        38,220      26,578         382     14,557         25,683             7,846               79
 Income taxes                       3,462           -          34          -              -               711                7
                                  -------     -------     -------     ------        -------            ------           ------
 NET INCOME RELATED TO
   DISCONTINUING OPERATION         34,758      26,578         348     14,557         25,683             7,135               72
                                  =======     =======     =======     ======        =======            ======           ======


NOTE 4 - HOTELS SEGMENT

       A.    OPTION AGREEMENT

             In June 2001, B.H. and the management company ("PP") reached an agreement, according to which B.H. was granted an option by PP, exercisable until December 31, 2002, to purchase from PP, 33.3% of its ownership and controlling rights in and to a company which was incorporated to acquire the business (including management agreements, hotels management rights, rights of trade name usage and others) of the European park Plaza chain ("the Acquired Company"), with a retroactive effect from October 26, 2000. As part of the agreement, B.H. granted PP a loan in the amount of $5 million, convertible into the Acquired Company's shares in case of exercise of the option or repayable in the event the option is not exercised. B.H. received no securities for this loan.

             The scope of B.H.'s investment may increase by $2.25 million, if and to the extent that this amount is required for the purchase of additional assets by the Acquired Company. The management company has, in any event, an option, exercisable up to a period of a year or at any time in the event of disagreement between the parties, regarding the management company's rights, to acquire the part of the company, in consideration for the refunding of the company's original investment.

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 4 - INVESTMENTS (CONT'D)

       B.    SUBSIDY WITH RESPECT TO PARTICIPATION IN THE HOTEL'S EMPLOYEES'
             SALARIES

             Pursuant to the provisions of the local laws in Belgium, under certain conditions, employers who create employment positions are entitled to receive, a one-time subsidy from the Belgium Government, with respect to participation in the employees' salaries, based on the amount of the investment in connection with each position - up to the maximum participation amount for each position.

             Due to a disagreement between AP and the Government of Belgium, regarding the definition of AP for purposes of application and implementation of the subsidy provisions, as stated, no income was included in the financial statements for prior periods in connection with participation in salaries of the hotel's employees in AP.

             In September 2002, Government of Belgium approved a subsidy with respect to the hotel's employees in AP in the amount of (euro)1,090 thousand (net after deduction of commission).

             In accordance with the above, this amount was included as a participation in the salaries expenses in the three-month period ended September 30, 2002.

NOTE 5 - CONTINGENCIES AND COMMITMENTS

       A. The Company and subsidiary companies are involved in litigation arising out of the ordinary course of business. Although the outcome of such litigation is uncertain at this time, management believes that the outcome of such litigation will not have a material adverse effect on the financial position of the Company.

       B.    (i)  On September 8, 1999, the Company was served with a claim and a motion for recognition of the claim as a representative claim. This claim was filed against the Company, Elbit Medical Imagine Ltd. ("EMI"), (the company's parent company), Elbit Medical Holding Ltd., Elron and six former directors of the Company. The motion was filed on behalf of all persons who were minority shareholders of the Company at the date of submission of the claim, as well as all minority shareholders of the Company who held Company's shares on February 18, 1999. The main allegation of the claim is that EMI, through the actions of the former directors of the Company, caused discrimination of the minority shareholders.

                  The requested relief is approximately U.S.$ 603 thousand for the plaintiff and approximately U.S.$ 158 million for the damages to the represented group, plus legal expenses.

                  Following the Court's decision in the claim mentioned in clause B.ii. below, the parties agreed to postpone the hearing of the case until a final decision will be given on the plaintiffs appeal in the other claim, as stated in clause B.ii. below. Management, based on a legal advice received, is of the opinion that the ultimate outcome of this claim, the request for recognizing the claim as a representative claim and the effect, if any, this may have on the Company can not be estimated at this stage.

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Elscint Limited and Subsidiary Companies

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NOTE 5 - CONTINGENCIES AND COMMITMENTS (CONT'D)

             (ii) On November 2, 1999, a claim and a motion for recognition of the claim as a representative claim were filed against the Company, EMI, Elbit Medical Holdings Ltd., Europe Israel (M.M.S) Ltd. ("EIL"), (indirect parent company of the Company), Control Centers, Marina Herzlia Limited Partnership 1998, Elron and 25 past and present directors in the above companies. The motion was served on behalf of those who held shares of the Company on September 6, 1999, and continued to hold such shares on the date of the claim, excluding the respondents.

                  The claimants allege that the minority shareholders of the Company have been discriminated as a result of the various activities carried out by its controlling shareholders and its Board of Directors. The remedy which has been requested by the claimants is that EMI be compelled to execute the alleged buy-out shares at U.S.$ 14 per share. Alternatively, the Company and/or EMI and or other shareholders in the Company be compelled to purchase the claimants' shares in the Company according to an external valuation, or alternatively that the claimants be paid compensation for the damages which they allegedly suffered and the annulment of certain transactions with controlling parties.

                  On August 16, 2000, the District Court of Haifa dismissed the Application to recognize the claim as a Representative Claim. Notwithstanding the above, the claim itself remains. Some of the plaintiffs filed applications to the Israeli High Court for permission to file an appeal on this dismissal. In addition, the Government's Attorney General submitted his supportive position with the plaintiffs allegation to the Court. Following the company's claim that the Court's fees are inappropriate to these type of claim, on August 3, 2001, the District Court ordered the Plaintiffs to pay Courts' fees in respect of some parts of the claim, in the sum of NIS 20 million not later than September 10, 2001, otherwise their applications will be deleted, in respect to those parts of the claim for which the fees would not be paid. Following a request by the plaintiffs the Court decided to postpone the payment of the fees until further decision.

                  In a hearing that took place on April 25, 2002, the District Court showed a strong tendency to accept the plaintiffs' view concerning the court fees. However, Elscint's counsel strongly opposed such approach of the court, and in their opinion, succeeded in shaking the court's position with regard to its ability to cancel the previous decision of the court in the interim procedure or its ability to enable the plaintiffs to postpone the payment of these fees. The court decided to render its ruling regarding the court fees at a later date, which has not been determined as yet.

                  Negotiations for a settlement with some of the plaintiffs in this case are in process. Management, based on a legal advice received, is of the opinion that the ultimate outcome of the claim and the effect, if any, this may have on the Company, can not be estimated at this stage.

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Elscint Limited and Subsidiary Companies

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 5 - CONTINGENCIES AND COMMITMENTS (CONT'D)

       C. The Company is named as a defendant in a number of lawsuits and other claims filed by distributors - of which some have no specified amount of requested damages, while the others demand compensation by the Company, for damage allegedly caused by its alleged breach of the agreements relating to the Sale Transaction in 1998, in the aggregate amount of U.S.$ 31 million.

             At this stage, the Company's legal counsel cannot estimate the outcome of these lawsuits and claims. However, the Company has included in its financial statements provisions which - in management's opinion, at the date of issuance of the financial statements based, inter alia, on its legal counsel for this matter and on its past experience, are considered adequate to cover the costs and resources necessary to resolve the obligations under these claims.

             The aggregate amount of the claims as mentioned above, was decreased from an amount of $80 million in December 31, 2001, to a total of U.S.$ 31 million, as a result of negotiations carried out with part of the distributors, which negotiations lead to settlements with claimants. As a result of such settlements being reached during the nine months period ended on September 30, 2002 no costs incurred beyond the provisions that were included in the financial statements.

       D. The Company is a defendant in several claims filed by customers who previously purchased medical equipment from the company (including some demanding the cancellation of sales and service agreements) totaling approximately U.S.$ 6 million. These claims include mainly alleged damages caused to medical equipment acquired from the Company.

             The financial statements of the Company include provisions, which, in management's opinion, at the date of preparation of the financial statements, based on the advice of its professional counsel for this issue and on its past experience, were sufficient to cover the costs and resources required for settling these claims.

       E.    i.    As a result of a dispute which has arisen between Bea Hotels
                   N.V. ("B.H.") and a third party ("Third Party Shareholder"), regarding the latter's failure to comply with its obligations to provide an indemnity to B.H. relating to certain matters which are pending against Domino (the controlling shareholder in Bucuresti which is the owner of the rights in a hotel in Romania) and which derive from events which occurred prior to the execution of the memorandum of understanding for the purchase of Bucuresti, B.H. is presently withholding the shares of the Third Party Shareholder (20%) in Domino as security for compliance with the indemnity obligations made by the Third Party Shareholder. Accordingly, on the date of the approval of these financial statements, B.H. is formally recorded as the holder of 100% of capital and voting rights in Domino. The results of this dispute have no effect on the results of operations of B.H. for the reported periods and/or the amount of its shareholders' equity as of and for the period ended September 30, 2002.

                   BEA Hotels Eastern Europe BV (a wholly owned subsidiary of B.H. and the holder of 100% of the capital and voting rights of Domino, as above mentioned) has submitted a financial claim against the Third Party Shareholder arising out of the failure of the Third Party Shareholder to fulfill the conditions of the indemnity, within the framework of which certain charges have been placed on the assets of the Third Party Shareholder. The Third Party Shareholder has submitted a motion to the court requesting that the dispute be referred to arbitration in terms of the Memorandum of Understanding, and the claimant has submitted its response opposing this motion. As at the date of the approval of these financial statements, the court has not rendered its decision in respect of this motion.

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Elscint Limited and Subsidiary Companies

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 5 - CONTINGENCIES AND COMMITMENTS (CONT'D)

             ii. A motion submitted to the courts in Romania for the cancellation of the tender within the framework of which Domino acquired the controlling shareholding of Bucuresti - was rejected by the courts. This decision is subject to appeal, although as at the date of the approval of these financial statements, no such appeal has been filed. If an appeal will be filed, and if the appeal will be accepted, then B.H.'s rights may be adversely and materially affected. At this stage, BH is unable to assess the outcome of these proceedings or their impact upon the rights of Domino in Bucuresti. However, the management of B.H. is of the opinion, based on the opinion of its legal counsel in Romania in respect of a similar motion (which has been cancelled prior to adjudication by the courts following the claimaints' withdrawal of their motion) that even if such an appeal is filed and accepted by the Supreme Court of Romania, and even if an order is issued on the basis of such an appeal, regarding the termination of the tender and in consequence the cancellation of the rights of Domino in Bucuresti, in accordance with the acquisition agreement, Domino will be indemnified by the SOF for the full consideration of its original investment (including proven damages for the above acquisition transaction caused to the Group companies, plus interest).


             iii. Within the framework of a criminal investigation, which was conducted against several suspects (including former officers of the SOF who were involved in the privatization procedures and the sale of the controlling interest in Bucuresti to Domino) relating to events which occurred prior to the acquisition of control in Bucuresti by B.H.A judicial lien which was previously imposed upon Domino's shareholding in Bucuresti by the investigating authorities in accordance with the provisions of the Romanian Criminal Law, was removed by a decision of the Public Prosecutors Office. Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer encumbered under the lien.

                   The criminal investigations culminated, in June 2002, by the filing of an indictment by the Public Prosecutors Office of Romania, against 17 accused individuals. The hearings in these criminal proceedings have been postponed to March 2003. These criminal proceedings may have indirect implications on the validity of the privatization process and, consequently, on Domino's shareholding in Bucuresti, even although Domino is not an accused party in these criminal proceedings. B.H.'s legal counsels are unable to evaluate, at this stage, the results of these proceedings or their possible effects on Domino's holdings in Bucuresti.

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Elscint Limited and Subsidiary Companies

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 5 - CONTINGENCIES AND COMMITMENTS (CONT'D)

             iv. The Third Party Shareholder in Domino (see i above) terminated a certain partnership agreement which it had executed with a third party ("Third Party Claimant"), prior to the acquisition by B.H. of Domino, regarding their joint investment in Domino on the grounds of the failure of the Third Party Claimant to fulfill his obligations under the said partnership agreement. The Third Party Claimant subsequently filed a monetary claim against Domino and others with the Romanian courts, in the amount of U.S.$ 2.5 million, in respect of commissions allegedly payable to Third Party Claimant pursuant to the provisions of the above partnership agreement, to which Domino was also a party. In parallel proceedings, an order imposing a charge over the shares held by Domino in Bucuresti was cancelled by the Court of Appeals, and the matter was returned to the court of first instance for re-hearing. Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer subject to this charge.

                   An additional claim has been submitted against Domino by another third party claimant prior to the date of approval of these financial statements. The principal remedies sought under this additional claim are the payment of same commission of U.S.$ 2.5 million arising from the partnership agreement referred to above, as well as a demand for the termination of an agreement entered into between Domino and an Israeli bank for the pledge of the shares held by Domino in Bucuresti as security for certain credit facilities advanced by that Bank.

                   The Company has received an indemnity against these claims from the Third Party Shareholder (see i above). Based upon the opinion of its legal counsel, Domino is of the opinion that these claims are devoid of any legal merit or contractual foundation, and therefore was no provision in respect of these claims was included in its financial statements.

             v. Within the framework of an joint venture agreement concluded to set up a joint venture company owned by Bucuresti and a third party investor ("Third Party Investor"), signed prior to the acquisition of Bucuresti by B.H., that Third Party Investor undertook to invest in the joint venture company an amount of U.S.$ 27 million, and in consideration Bucuresti undertook to transfer the rights in the Bucuresti Complex to the joint venture company. As that Third Party Investor failed to meet its investment obligations, Bucuresti cancelled the joint venture agreement and submitted an application to the court to liquidate the joint venture company. At this stage the parties are engaged in proceedings which relate only to the authority of the Romanian courts to order the liquidation of the joint venture company, but do not relate to the transfer of the rights of the Bucuresti Complex to this joint venture company. If Bucuresti is compelled to transfer its rights in the Bucuresti Complex to the joint venture company, then its rights in the hotel are liable to be materially prejudiced. B.H.'s management is of the opinion that this is not likely that as a result of the proceedings, Bucuresti will be compelled to transfer its rights in the Bucuresti Complex to the said joint venture company.

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Elscint Limited and Subsidiary Companies

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 5 - CONTINGENCIES AND COMMITMENTS (CONT'D)

             vi. In addition, various additional proceedings are being conducted in Romania (objections submitted to the Chamber of Commerce), within the framework of which it is claimed that certain resolutions taken at general meetings of Bucuresti's shareholders were not validly adopted and are devoid of any legal force for procedural reasons. The court acknowledged part of the above mentioned proceedings, and Domino has filed an appeal thereon. B.H's management is of the opinion, that these claims are spurious and vexatious, and will have no material effect on B.H.'s rights in and to Bucuresti's shares and in the Bucuresti Complex owned by Bucuresti.

       F. The Company is required to pay royalties to the Office of the Chief Scientist ("OCS") in respect of sales of products developed with grants provided by the latter. The royalties are computed on the sales volume of these products at percentages ranging from 1% to 5% up to the aggregate amount of the grants. The Company received correspondence from the OCS, requesting the furnishing of certain data in order to ascertain its obligation in respect of royalties due to the OCS.

             The liability to the OCS in respect of the sale of the MRI operations to GEMS, determined at U.S.$ 11 million, and was allocated at 60% to the Company and 40% to GEMS. In addition, it was agreed that the NM and MRI technologies, products and components would not be transferred out of Israel unless GEMS first seeks OCS approval. Pursuant to the agreement between the Company, GEMS and the OCS, the Company undertook - should GEMS sell MRI products containing certain know-how and components financed with the assistance of the OCS - to pay the OCS royalties in excess of U.S.$ 1.5 million. The Company received a written notification from the OCS, requiring details concerning the allocation of the proceeds received from GEMS, in connection with the sales transaction, to the MRI project, based on which the royalties had been computed.

             EMI and Elron Ltd. notified the Company that the outcome of the settlement of their disagreement with the OCS in connection with the sale of Elron's holdings in the Company does not impose any additional cost to the Company.

       G. The allocation of the proceeds in respect of the sale transaction, between the Company and its subsidiaries is based on an estimate of the assets' fair value (both tangible and intangible) sold by each one of the companies; based on separate negotiations held with each selling Group company; and on the basis of the provisions stipulated in the sales agreement. A different method of allocation may cause the Company and its subsidiaries additional liabilities and/or expense. Company's management believes that the estimates used as the basis for this allocation of proceeds are adequate under the circumstances.


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


Elscint Limited and Subsidiary Companies

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 6 - TRANSACTION WITH RELATED PARTY

       In April 2002, SLS (a subsidiary of the Company), entered into an agreement with a company controlled by the controlling interests in the Company (hereinafter - "CDPM"), in the framework of which CDPM committed to complete the construction of a commercial and entertainment center in the Herzlyia Marina (hereinafter - "the Commercial Center"), including, the development work, as defined in the agreement, for a final and absolute consideration of U.S. $57.7 million, which is to be paid based on the progress of the work (hereinafter - "the Work Consideration"). CDPM committed to deliver the Commercial Center to the Company in a state of being ready for operation ("turnkey"), by March 2003. The amount of the Work Consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. In respect of each payment and/or expense paid by the Company to a sub-contractor, supplier, professional adviser or other entity as part of the implementation of the project from March 1, 2002 to the date CDPM commences work, the Work Consideration will be adjusted accordingly. From March 1, 2002 until September 30, 2002 the Company made such payments on account of implementation of the project in the total sum of U.S. $11.2 million. The work in the framework of the agreement does not include specific work, which was detailed in the agreement (mainly - planning, marketing, tolls and supervision), the cost of which is to be borne by the Company. In addition, the agreement provides, that CDPM is to bear the cost of adaptations for tenants, based on the specification detailed in the agreement and the consideration for adaptations which are not included in the specification, is to be determined based on a mechanism set forth in the agreement. Until the date of publication of these financial statements the agreement had not yet been closed. Upon the closing of the agreement, the Company is to pay to CDPM an advance of $3 million, on account of the Work Consideration and, concurrently, CDPM is to provide the Company with a bank guarantee, at the rate of 5% of the Work Consideration. In addition, the Company committed, as part of the agreement, to assign to CDPM all the rights and obligations, based on the agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. The agreement was approved by the General Meeting of the Company's shareholders.



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


Elscint Limited and Subsidiary Companies

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTE 7 - SUBSEQUENT EVENTS

       A. In November 2002, the Company signed an agreement with an unrelated third party ("the Purchaser") for the sale of the manufacturing, assembly, engineering and integration operations (mainly for the medical imaging equipment) of the sub-assemblies and components segment, conducted by the Company at its Ma'alot facility in Northern Israel ("the Plant").

             Pursuant to the agreement, the Company will sell to the Purchaser the Plant's assets (tangible and intangible assets) as defined in the agreement ("the Transferred Assets"). In addition, the Purchaser will assume certain liabilities incurred in connection with the Plant (agreed balance sheet and off-balance sheet liabilities). The Purchaser will not assume liabilities for claims and disputes if arising out of facts and circumstances which occurred or arose prior to the closing date of the transaction as defined in the agreement.

             The amount of the consideration ("the Consideration") will be determined, inter alia, on the basis of the net book value of the assets and liabilities being transferred (trade receivables, inventory and fixed assets net of balance sheet liabilities), as included in the audited financial statements of the Plant as of the closing date. The final amount of the consideration (and accordingly the gain which the Company will generate from the transaction) are subject to the Purchaser's post closing verification that the assets included in the balance sheet of the Plant as of the closing date properly reflect the Transferred Assets on the basis of the criterions as determined in the agreement. In order to secure possible adjustments to the consideration (if any) in consequence of such verification procedures, an amount equal to 15% of the book value of the Transferred Assets shall be deposit into escrow for a period of up to 90 days following the closing date.

             Completion of the transaction is subject to the waiver, by another unrelated third party, of certain rights of first refusal previously awarded to that party, as well as the approval of the Controller of Restrictive Trade Practices in Israel. Subject to the receipt of such waiver and approval, it is anticipated that the closing date of the transaction will be December 31, 2002.

       B. Subsequent to the balance sheet date, a proportionately consolidated company (held indirectly at the rate of 35%), which owns a hotel in London (hereinafter - "the Hotel Company"), entered into an agreement with a third-party hotel company (hereinafter - "the Third Party"), pursuant to which the Hotel Company will lease out its hotel for a period of 25 years, in exchange for a fixed annual amount during the first four years, and beginning with the fifth year and up to the end of the lease period, such amount increases at the rate of 2.5% per year. The Third Party was given an option to extend the agreement for two additional periods of 15 years each. The agreement with the Third Party is scheduled to take effect in January 2003.


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